Exhibit 1

FOR IMMEDIATE RELEASE	13 May 2013

WPP PLC (“WPP”)

TNS agrees to acquire Sinotrust Market Research in China

WPP announces that its wholly-owned operating company TNS, the world’s leading custom research company, has agreed to acquire Sinotrust Market Research, a leading market research and consulting company in China, from Experian. The deal is subject to regulatory approval.

Founded in 1992, Sinotrust Market Research employs 350 people and has offices in Beijing, Shanghai and Guangzhou. Sinotrust Market Research is the industry market leader in automotive market research in China. Its offering includes consumer research, product research, brand research, channel research and customer research analysis. It has a blue-chip client list that includes leading automobile companies.

Sinotrust Market Research’s unaudited revenues for the year ended 31 March 2013 were RMB 255 million, with gross assets at the same date of RMB 95 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for the company, and is currently WPP’s third largest market with revenues of US$ 1.4 billion including associates. The Group employs 14,000 people including associates, across Greater China, underlining its strong leadership position in the region - as in Asia overall - across all communications services.

WPP’s consumer insight sector, branded Kantar and which includes TNS, has revenues of approximately US$5 billion including associates and employs over 36,000 people including associates, operating in over 100 countries.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204